Mail Stop 3561

August 13, 2007

Allan Richards, Senior Vice President
The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, NJ 07645

> **Re:** **The Great Atlantic & Pacific Tea Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 24, 2007**
> **File No. 333-143212**

Dear Mr. Richards:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please update the financial information for the quarter ended June 16, 2007.

The Merger, page 40

Background of the Transaction, page 40

2. We note your response to comment 1 in our letter dated June 21, 2007. We reissue in part our prior comment. Please provide greater details of why Pathmark decided to sell a substantial minority interest to Yucaipa. Specifically, please elaborate briefly upon the "numerous factors" that were considered by the board.

3. We note your response to prior comment 7 in our letter dated June 21, 2007. In light of the role Yucaipa played in assisting Pathmark, to the extent you have not already done so, please ensure that your discussion here includes a materially complete description of any assistance Yucaipa provided in setting the terms of the Merger Agreement, especially as it relates to financial and strategic advice.

Interests of Certain Persons in the Merger, page 80

4. We note the approval by the Board of additional compensatory arrangements in anticipation of the acquisition of Pathmark, as discussed in your Form 8-K that was filed June 21, 2007. Please update this discussion to discuss these arrangements, as applicable.

Unaudited Pro Forma Condensed Combined Financial Information, page 118

Note 3 – Purchase Price Allocation, page 127

5. We note your response to comments 19 and 20 of our letter dated June 21, 2007. You state that ". . . since the payment is treated as additional purchase price the historical net book value has been allocated to acquired net assets." We are still unclear why payment by A&P subsequent to closing treats the debt payoff as part of the purchase price. It appears the pay-down of the Pathmark debt is a subsequent transaction and you are acquiring the debt. If you are not acquiring the debt, please disclose that fact. To the extent the pay down of the Pathmark debt is more akin to a refinancing following an acquisition, please revise your presentation to show the historical book value of Pathmark net assets acquired, including the debt and deferred financing fees with the allocation of the consideration showing the amount allocated to the fair value of the Pathmark debt.

Note 4 – Financing, page 129

6. Please refer to comment 24 in our letter dated June 21, 2007. Refer us to the specific guidance you are relying upon, or your rationale in absence of guidance, in determining the dates of common stock valuation used in Black Scholes to value the 2005 warrants at consummation date and roll-over options at an average market price a few days surrounding the consummation date. In this regard, please explain the terms of the 2005 warrants that specifically impacted your decision to use a particular date to determine the respective value for pro forma presentation and purchase price at consummation. Specifically tell us why the last trading day pre-merger date for pro forma purposes is the corollary to closing date for purchase price allocation.   We may have further comment.

Note 7 – Conforming Accounting Methods, page 147

7. Please refer to comment 27 in our letter dated June 21, 2007. In future filings, please revise your financial statement disclosure of significant accounting policies and self-insurance reserves to be consistent with your response. Please show us what your disclosure will look like revised.

Note 8 – Income Tax Effect, page 147

8. We have read your response to comment 28. We do not fully understand your response and your reasoning that the effect on tax expense would be recurring due to the expectation that the pro forma combined company expects to be in a loss position. Please supplementally explain in greater detail why the release of the A&P valuation allowance is not a material non-recurring credit that will be included in the income of the combined entity within 12 months succeeding the merger. We assume the credit is directly attributable to the merger.

9. Please refer to comment 28 in our letter dated June 21, 2007. Please revise your disclosure and illustrate how you estimated the net deferred tax liability and elimination of the valuation allowance upon the purchase.

Where you can find more information, page 167

10. Please ensure that you update this section to incorporate by reference any additional current or periodic reports filed by each of the parties.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Allan Richards
The Great Atlantic & Pacific Tea Company, Inc.
August 13, 2007
Page 4

You may contact Donna DiSilvio, Accountant, at (202) 551- 3202 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:	Dan Zimmerman, Esq.
	Cahill Gordon & Reindel LLP